CONNER & WINTERS, LLP

LAWYERS

4000 ONE WILLIAMS CENTER

TULSA, OKLAHOMA 74172-0148

(918) 586-5711

FAX (918) 586-8548

WRITER’S DIRECT NUMBER

(918) 586-8961

WRITER’S FAX NUMBER

(918) 586-8661

WRITER’S E-MAIL ADDRESS

mberman@cwlaw.com

July 12, 2006

Ms. Tangela Richter

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Willbros Group, Inc. (the “Company”)

Annual Report on Form 10-K for the Fiscal Year Ended

December 31, 2005

File No. 1-11953

Dear Ms. Richter:

The purpose of this letter is to respond to your comments with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005.

The headings used herein are the same as those set forth in your letter. All page references in the responses below refer to the corresponding page in the Company’s Form 10-K for the year ended December 31, 2005.

Form 10-K

Comment No. 1:

1. We note the disclosure on page 20 of your 10-K that in the past you have had “particularly heavy involvement in Iran...” We also note the disclosure on pages 27, 28 and 36 regarding acts carried out by Mr. Tillery and others with respect to a bid for work in Sudan and OFAC’s investigation of potential violations of the “Sudanese Sanctions Regulations.”

In light of the fact that Iran and Sudan are identified by the U.S. State Department as state sponsors of terrorism and are subject to U.S. economic sanctions, please describe for us the extent and nature of your past, current, and anticipated contacts with those countries, whether through subsidiaries or other affiliated entities, or other direct or indirect arrangements.

Ms. Tangela Richter

July 12, 2006

Company’s Response:

Iran: The disclosure provided in response to Items 1 and 2 of Form 10-K in the Company’s Annual Report on Form 10-K for the year ended December 31, 2005 (the “2005 10-K”) includes a detailed discussion of the Company’s history, tracing its roots back to the formation of a predecessor company which was started in 1908. This background discussion provides significant detail with respect to the scope and extent of the Company’s experience and the experience of its predecessors over a nearly 100-year period, including significant project milestones. The Company’s significant activities in Iran, including those listed as milestones on pages 12-14 of the 2005 10-K, included the following:

1956-57	Led a joint venture which constructed the 335-mile (535-kilometer) southern section of the Trans-Iranian Pipeline, a products pipeline system extending from Abadan to Tehran.

1958	Constructed pipelines and related facilities for the world’s largest oil export terminal at Kharg Island, Iran.

1969	Completed a gas gathering system and 105 miles (170 kilometers) of 42-inch trunkline for the Iranian Gas Trunkline Project (IGAT) in Iran to supply gas to the USSR.

1974-79	Designed and engineered the 500-mile (795-kilometer) Sarakhs-Neka gas transmission line in northeastern Iran.

1976-77	Designed, engineered, supplied and constructed Rey to Rasht Pipelines for National Iranian Oil Co. from Rey near Teheran to Rasht near the Caspian Sea, consisting of 151 kilometers of 18-inch diameter, 98.8 kilometers of 16-inch diameter and 65 kilometers of 14-inch diameter product pipelines.

1977-79	Constructed Pazanan to Marun gas gathering and gas transmission pipelines for Oil Service Company of Iran, consisting of 18 kilometers of 20-inch to 28-inch diameter, 65 kilometers of 16-inch diameter and 82 kilometers of 32-inch diameter gas pipelines.

The language from the Company’s 2005 10-K filing cited in your comment letter on page 20 under the caption “Geographic Regions—International—Middle East” regarding the Company’s operations in the Middle East and its “particularly heavy involvement in Iran” refers to activities conducted by a unit of the Company’s predecessor in Iran prior to the Iranian Revolution in 1979. Virtually identical language has appeared in every Annual Report on Form 10-K filed by the Company with the SEC since the Company’s initial public offering in 1996.

Since 1979, the Company’s activities with respect to Iran have been limited to efforts to recover payment for the final work completed in Iran prior to the revolution and compensation

Ms. Tangela Richter

July 12, 2006

for the loss of property and equipment located in Iran that was seized or nationalized during the Iranian Revolution. In particular and as previously reported to the Office of Foreign Assets Control (“OFAC”), neither the Company nor any entity subject to U.S. jurisdiction while owned directly or indirectly, in whole or in part, by the Company has at any time since at least May 6, 1995 (the relevant effective date of the “Iranian Transactions Regulations”) (i) conducted any activities in Iran or had any involvement in any transactions pertaining to Iran nor have any of such companies or representatives of such companies with respect to transactions pertaining to Iran approved contracts or financial terms, guaranteed the performance of non-U.S. persons or guaranteed product delivery or services and (ii) none of such companies or company representatives have provided any goods or services in support of transactions pertaining to Iran. Moreover, the Company does not anticipate any future contacts with Iran, either direct or indirect through subsidiaries or other affiliated entities.

In future filings, the Company will clarify that its past heavy involvement in Iran relates solely to the activities of its predecessor in the period preceding the Iranian Revolution in 1979.

Sudan: The references in the Company’s 2005 10-K to possible violations of the Sudanese Sanctions Regulations relate to the activities of Mr. James Tillery and others in 2003 and 2004. Tillery is a U.S. citizen and resident, who formerly served as Senior Vice President of Willbros USA, Inc., a Delaware corporation and a subsidiary of the Company (“WUSA”), and President of Willbros International, Inc. a Panama subsidiary of the Company and an affiliate of WUSA. These actions were the subject of a comprehensive inquiry carried out by the Company’s independent counsel, Mr. Vincent Rocque, and voluntarily reported to OFAC. Tillery resigned on January 6, 2005.

On October 9, 2003, The Oman Construction Company, LLC (“TOCO”), an Omani subsidiary of the Company and an affiliate of WUSA, executed, apparently at Tillery’s direction, a Consortium Agreement providing that the parties to that agreement would seek, and if successful, perform, a contract for the engineering, procurement and construction of a segment of the Melut Basin Oil Development Project being undertaken in Sudan by Petrodar Operating Company (“Petrodar”). Tillery apparently directed TOCO to enter into the Consortium on the assumption that the U.S. embargo against Sudan was about to be lifted or that TOCO could legally conduct work in Sudan.

The parties to the Consortium Agreement, in addition to TOCO, were Malaysia Mining Corporation Berhad, Sinopec Group and Itochu Corporation. TOCO’s participating interest in the Consortium was originally established at 20%.

In the early part of 2004, Tillery directed a Vice President of WUSA to engage in preliminary bid work with respect to the pump station portion of the project. Tillery also instructed a WUSA employee to assist with the technical portion of the Consortium’s bid and another WUSA Vice President to assist with bid pricing. Tillery also sent a TOCO employee to Sudan to attend a Petrodar-sponsored site visit. In March 2004, additional work was done to

Ms. Tangela Richter

July 12, 2006

estimate the total value of the project and to prepare a price for all pipe double jointing for the project and for overall project management. At this time, Tillery told one WUSA Vice President that he no longer expected TOCO would participate in the Consortium because the U.S. embargo had not been lifted but that he wanted to maintain some ties to the project in the event the embargo was subsequently lifted.

On or about March 19, 2004, after several meetings in Beijing with representatives of the other Consortium participants, a WUSA Vice President informed Tillery that he was certain that Sinopec was unwilling to give TOCO any part of the project work, that Sinopec was merely using TOCO’s name to demonstrate that the Consortium had the required pipeline construction experience and that Tillery should advise Sinopec that TOCO wished to withdraw from the Consortium. Tillery agreed with the recommendation and the withdrawal process began.

On June 28, 2004, the parties to the Consortium entered into a Second Supplemental Agreement, which reduced TOCO’s interest in the Consortium from 20% to 0% and excluded TOCO from any risk, liabilities or profits arising out of the Consortium. The Second Supplemental Agreement stipulated that TOCO had to provide any necessary assistance, including supplying required powers of attorney, to ensure that the Consortium could be awarded the project. Other than these powers of attorney, it does not appear that TOCO or any other WUSA affiliate provided any further services or support to the Consortium. The Consortium received a Letter of Award on June 1, 2004, pursuant to which Petrodar awarded the Consortium a part of the project for a fixed fee of $65,622,173.

Following the award of the project to the Consortium, TOCO attempted to recover a portion of its and WUSA’s expenses associated with the project by billing the Consortium for expenses incurred in connection with preparation of the bid package. Payment was made five months later by the Consortium in Euros having a U.S. dollar value at the time of $135,657.19.

Other than the activities described above, the Company has no past, current or anticipated contacts with Sudan, whether through subsidiaries or other affiliated entities, or other direct or indirect arrangements. Mr. Tillery’s activities with respect to the Consortium were unauthorized by the Company’s Legal Department or by Mr. Tillery’s superior, Michael F. Curran, the Company’s CEO. Both Jay Dalton, the Company’s General Counsel, and a staff attorney were asked by Tillery on one or more occasions about the status of the Sudanese sanctions and on at least one occasion about the possibility of using TOCO to perform Sudan work. In each instance, Tillery was advised that work in or related to Sudan was not permissible, through TOCO or otherwise. Moreover, although Curran was not aware of Tillery’s interest in the Consortium project until June 2005, he told Tillery in April 2004, after a meeting with industry officials, that the general view was that the embargo would not be lifted anytime soon. Curran further informed Tillery that the Company would not be interested in performing work in Sudan even if the embargo was lifted because he understood that other companies who had performed work in that country found such work to be commercially and financially disappointing.

Ms. Tangela Richter

July 12, 2006

The Company’s General Counsel first learned about the Sudan project on June 17, 2005. The Company promptly commenced an internal investigation and promptly thereafter retained outside counsel to conduct a detailed inquiry into this matter. Upon discovery and subsequent confirmation of the scope of the problem, the matter was voluntarily and promptly disclosed to OFAC in August 2005. The Company takes seriously its responsibility for compliance with U.S. embargoes. As a corrective measure, the Company is conducting compliance seminars for international and relevant domestic employees, is putting additional checks and balances on the decision-making process for all pertinent work, and has issued a warning that there will be clear consequences for any future non-compliance.

2. Advise us of the materiality to you of your contacts with Iran and Sudan, individually and in the aggregate, and whether those contacts, individually or in the aggregate, constitute a material investment risk for your security holders. In preparing your response please consider that evaluations of materiality should not be based solely on quantitative factors, but should include consideration of all factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.

In this regard, we note that Arizona and Louisiana have adopted legislation that requires their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permits divestment of state pension fund assets from, companies that do business with U.S.-designated state sponsors of terrorism. The Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries. Illinois, Maine, New Jersey and Oregon have adopted legislation requiring reporting of interests in, or divestment from, companies that do business with Sudan, and similar legislation has been proposed by several other states. Finally, Harvard University, Yale University, Stanford University, and other educational institutions have adopted policies prohibiting investment in, and/or requiring divestment from, companies that do business with Sudan. Your materiality analysis should address the potential impact of the investor sentiment evidenced by these actions directed toward companies that operate in Iran and Sudan.

Company’s Response: We respectfully submit that the Company’s activities in Iran and Sudan do not represent a material investment risk. As previously indicated, subsequent to the effective date of the Iranian Transactions Regulations, the Company has not conducted any activities in Iran or had any involvement in any transactions pertaining to Iran. In addition, the unauthorized estimating activities in Sudan carried out through TOCO at Mr. Tillery’s behest for which the Company was reimbursed for a total of approximately $135,000 in expenses were terminated in June 2004, and the Company has investigated such activities and reported them to OFAC and implemented controls to prevent a recurrence.

Although the Company has terminated all activity in Sudan and has not done business in Iran for many years, it is still possible that some pension fund investors may nonetheless

Ms. Tangela Richter

July 12, 2006

determine that they should not invest in Willbros securities or should divest their current holdings of the Company’s securities due to the Company’s unauthorized and limited activities in Sudan in 2003 and 2004. However, the Company does not believe that state pension funds and university endowments have or will in the future constitute a significant portion of the Company’s shareholder base. Furthermore, given the unauthorized and limited nature of the activities, the Company believes that any such divestitures are unlikely.

The Company first disclosed the possible violation of Sudanese Sanctions Regulations in its 2004 10-K and its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2005 and June 30, 2005, each filed on November 22, 2005. The closing price of the Company’s common stock on the New York Stock Exchange on that date was $15.78. Since that date, the Company’s stock price has risen significantly and the Company’s Investor Relations Department has received very few inquiries about the Sudan situation and no inquiries from institutional investors who have divestment policies with respect to companies doing business in that country. Moreover, the Company’s backlog remains at near record levels.

Item 1.A. of the Company’s annual report on Form 10-K includes an extensive discussion of the activities of Mr. Tillery and the adverse impact that such activities may have on the Company. With respect to the risk that the Company may suffer harm as a result of the damage Mr. Tillery’s actions may have caused to its reputation, the Risk Factor discussion already provides as follows:

“Our reputation and our ability to do business may be impaired by the corrupt behavior of Mr. Tillery and other employees of WII or its subsidiaries.

We are committed to conducting business worldwide in a legal and ethical manner. Many of our clients make compliance with applicable laws and ethical conduct a condition to their business relationships. The actions of Mr. Tillery and other employees of WII or its subsidiaries may cause us to be disqualified from some business opportunities with clients and others who require their business partners to maintain high ethical standards.”

Accordingly, the Company believes that it has adequately disclosed the risk that the corrupt behavior of Mr. Tillery and others may result in the loss of some business opportunities and does not believe that the possible divestment of the Company’s common stock by portfolio investors represents a material risk to investors.

3. We note the disclosure on page 20 of your 10-K that you are currently monitoring project opportunities throughout the Middle East, and you have worked in “most of the countries” in the Middle East. If any of your work in the Middle East since 2003 has involved business contacts with Syria, or you anticipate, that project opportunities in the Middle East will involve business contacts with Syria, please provide the same type of information regarding those contacts with Syria as is requested in comments 1 and 2 regarding contacts with Iran and Sudan.

Ms. Tangela Richter

July 12, 2006

Company’s Response: None of the Company’s work in the Middle East since 2003 has involved business contacts with Syria. The Company does not anticipate that any of its project opportunities in the Middle East will involve business contacts with Syria. In future filings, the Company will clarify that the project opportunities the Company is monitoring in the Middle East and elsewhere do not involve embargoed countries.

4. Please provide us with any updated information available regarding the status of the OFAC investigation.

Company’s Response: The Company voluntarily reported the potentially improper facilitation and export activities to OFAC, and to the DOJ and to the SEC in August 2005 and the Company’s outside counsel provided a report to OFAC in November 2005. OFAC has commenced an investigation of the reported facilitation and export activities. Since that time, neither the Company nor its outside counsel have been contacted by OFAC, except that the Company’s outside counsel received an e-mail in May 2006 from an OFAC compliance officer indicating that he has not yet made much progress in reviewing the outside counsel’s report. The e-mail also requested contact information with respect to a consulting firm mentioned in outside counsel’s report that contacted Willbros personnel in June 2003 to set up a meeting between Willbros and the Sudanese Ambassador to the United Nations who wished to discuss with Willbros pipeline construction opportunities in Sudan after the embargo was lifted.

Closing Comments: We would appreciate your earliest possible review of this letter in response to your comments. To expedite the conveyance of any additional comments, please feel free to call me at (918) 586-8961, at any time.

Very truly yours,

/s/ Mark D. Berman
Mark D. Berman

cc:	Melissa Campbell Duru
Jack Guggenheim
Securities and Exchange Commission

Warren L. Williams
Willbros Group, Inc.

Robert J. Melgaard
Greg S. Scharlau
Conner & Winters, LLP

[Willbros Group, Inc. Letterhead]

July 12, 2006

Ms. Tangela Richter

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Willbros Group, Inc. (the “Company”)

Annual Report on Form 10-K for the Fiscal Year Ended

December 31, 2005

File No. 1-11953

Dear Ms. Richter:

In connection with your comment letter of June 29, 2006 regarding the filing of an Annual Report on Form 10-K by Willbros Group, Inc. (the “Company”), and the response letter filed on the Company’s behalf by its counsel, Conner & Winters, LLP, on July 12, 2006, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in their filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Warren L. Williams
Warren L. Williams, Senior Vice President and Chief Financial Officer

cc:	Mark D. Berman, Esq.

Conner & Winters, LLP